

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2023

Maya Bar-On
General Counsel
Arbe Robotics Ltd.
HaHashmonaim St. 107
Tel Aviv-Yafo
Israel

> **Re: Arbe Robotics Ltd.**
> **Registration Statement on Form F-3**
> **Filed January 13, 2023**
> **File No. 333-269235**

Dear Maya Bar-On:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charli Gibbs-Tabler, Staff Attorney, at 202-551-6388 or Joshua Shainess, Legal Branch Chief, at 202-551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Asher S. Levitsky, P.C.